UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2015
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On October 28, 2015, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2015. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, acquisition and integration, including inventory fair value adjustments related to business acquisitions, as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	October 29, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 28, 2015

Table of Contents	Exhibit 99.1

QIAGEN reports results for third quarter and first nine months of 2015

•	Q3 2015: Adjusted net sales $315 million (+2% CER, -7% reported); adjusted operating income $78 million; adjusted EPS $0.27 ($0.29 CER)

◦	Adjusted net sales rise about 5% CER excluding approximately three percentage points of headwind from reduced U.S. HPV test sales

•	First nine months 2015: Adjusted net sales $933 million (+3% CER, -5% reported); adjusted operating income $225 million; adjusted EPS $0.74 ($0.81 CER)

◦	Free cash flow rises 10% to $163 million

•	Growth drivers continue to lead solid underlying performance in 2015, providing about one-third of sales and advancing at a double-digit CER pace

•	QIAGEN reaffirms full-year 2015 expectations for higher adjusted net sales and earnings at CER; adverse impact on reported results from currency movements
Venlo, The Netherlands, October 28, 2015 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the third quarter and first nine months of 2015, delivering higher adjusted net sales and earnings at constant exchange rates (CER) while moving ahead on initiatives to deliver a strong and sustained underlying business expansion.
“QIAGEN continues to move ahead on initiatives during 2015 to accelerate growth in 2016 and beyond, building up our portfolio of differentiated products and services designed to enable access to valuable molecular insights,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Results for the third quarter showed solid developments in our Academia, Pharma and Applied Testing customer classes leading our performance. Softer results were seen in Molecular Diagnostics, in part due to the timing of national tenders, while overall sales growth was also dampened by challenges in Japan and China.”
“The strategy of investing in growth drivers with sustainable momentum is paying off. These are already generating about one-third of net sales, and improving demand for other products complemented our performance as well. Highlights among the growth drivers in the third quarter include the performance of QuantiFERON-TB, the modern standard in testing for latent tuberculosis infection that continues to advance at a 20% CER growth pace as health organizations worldwide adopt more accurate screening approaches to help control tuberculosis. Also, we are seeing record expansion of our portfolio of pharma partnerships in the area of companion diagnostics. We are also excited about opportunities in next-generation sequencing and our expanding portfolio of instrument, consumable and bioinformatics solutions designed to help customers gain valuable insights using this technology. We are on track to introduce our GeneReader NGS System during the fourth quarter of 2015. We believe the continuing growth of our differentiated Sample to Insight portfolio puts QIAGEN on track to achieve our full-year goals for higher adjusted net sales and earnings in 2015 and prepares us for an even better performance in 2016.”

Third quarter 2015 results

	Q3 2015	Q3 2014	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	314.6	336.8	-7%	2%
Operating income, adjusted	78.3	84.8	-8%
Net income, adjusted	63.2	66.0	-4%
Diluted EPS, adjusted	$0.27	$0.27
Diluted EPS CER, adjusted	$0.29	$0.27

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from bioinformatics acquisitions.

Adjusted net sales grew 2% at constant exchange rates (CER) in the third quarter of 2015, but declined 7% at actual rates due to approximately nine percentage points of adverse currency movements. Total CER growth reflected a moderation in instrument sales growth (+4% CER / 13% of sales) following robust growth in the first two quarters of 2015 compared to the same periods in 2014 as well as ongoing single-digit growth in consumables and related revenues (+1% CER / 87% of sales). About two percentage points came from the acquisition of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014), while the rest of the business was largely stable compared to the third quarter of 2014. Excluding the expected impact of sharply lower U.S. sales of HPV (human papillomavirus) tests for cervical cancer screening, which created approximately three percentage points of headwind, adjusted net sales rose approximately 5% CER in the third quarter of 2015.
Operating income was $46.2 million in the third quarter of 2015, a decline of 8% from $50.3 million in the same period of 2014. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, fell 8% to $78.3 million from $84.8 million a year ago. The adjusted operating income margin remained steady at 25% of sales. Higher investments for new product launches and expansion of e-commerce channels in Sales and Marketing as well as a decline in the adjusted gross margin to 71% of sales were largely offset by reduced Research & Development investments and efficiency gains in General & Administration. Currency movements had a slightly positive impact on the adjusted operating income margin in the third quarter of 2015.
Net income attributable to owners of QIAGEN N.V. was $33.9 million, or $0.14 per diluted share (based on 237.1 million diluted shares) compared to $34.7 million, or $0.14 per share (based on 241.4 million diluted shares) a year ago. Adjusted net income was $63.2 million, or $0.27 per share ($0.29 CER), a decline from $66.0 million, or $0.27 per share, in the third quarter of 2014.
“Our performance for the first nine months of 2015 has been largely in line with our expectations and has prompted us to reaffirm our full-year goal for adjusted net sales growth of approximately 4% CER. We have also tightened our full-year adjusted EPS target to $1.16 CER per share, within our existing target range,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “As expected, our results continue to face adverse currency movements against the U.S. dollar, our reporting currency, but the impact on the adjusted operating income margin remains limited due to the global distribution of our cost base. Even in light of the adverse currency trends, we have been able to generate double-digit gains in free cash flow. We have decided to make some incremental investments to support our business expansion, especially in the growth drivers and e-commerce activities, while seeking to improve efficiency and effectiveness. We will continue to use our healthy financial position for targeted value-creating acquisitions through disciplined capital allocation as well as to complete our third $100 million share repurchase program.”

First nine months 2015 results

	9M 2015	9M 2014	Change
In $ millions, except per share information			$	CER
Net sales, adjusted	932.7	985.4	-5%	3%
Operating income, adjusted	224.6	240.8	-7%
Net income, adjusted	175.6	180.6	-3%
Diluted EPS, adjusted	$0.74	$0.75
Diluted EPS CER, adjusted	$0.81	$0.75

For information on adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions from bioinformatics acquisitions.

Adjusted net sales rose 3% at constant exchange rates (CER) in the first nine months of 2015, but declined 5% on a reported basis due to approximately eight percentage points of adverse currency movements. All customer classes contributed to total growth of 3% CER based on double-digit gains in instruments (+10% CER / 12% of sales) and higher contributions from consumables and related revenues (+2% CER / 88% of sales). About two percentage points of total CER growth came from the acquisitions of the Enzymatics NGS technology and consumables portfolio (acquired in December 2014) and the BIOBASE bioinformatics business (acquired in April 2014), while sales in the rest of the business provided approximately one percentage point. Excluding the expected impact of sharply lower U.S. sales of HPV tests, which created approximately four percentage points of headwind, adjusted net sales rose approximately 7% CER in the first nine months of 2015.
Operating income was $121.3 million in the first nine months of 2015, down from $140.2 million in the same period of 2014. Adjusted operating income, which excludes items such as business integration, acquisition-related costs and the amortization of intangible assets acquired in business combinations, fell 7% to $224.6 million from $240.8 million in the year-ago period. The adjusted operating income margin was steady at 24% of net sales compared to the first nine months of 2014. Higher commercialization investments during 2015 into Sales & Marketing activities for new product launches, geographic expansion and e-commerce initiatives and a decline in the adjusted gross margin to 71% of sales were largely offset by reduced Research & Development spending and administration efficiencies. Currency movements in the first nine months of 2015 had a modestly positive impact on the adjusted operating income margin.
Net income attributable to owners of QIAGEN N.V. for the first nine months of 2015 was $78.5 million, or $0.33 per diluted share (based on 237.2 million diluted shares), compared to $90.8 million, or $0.38 per share (based on 241.7 million diluted shares) in the first nine months of 2014. Adjusted net income declined 3% to $175.6 million, or $0.74 per share ($0.81 CER) from $180.6 million, or $0.75 per share, in the year-ago period.
At September 30, 2015, cash and cash equivalents declined to $331.0 million from $392.7 million at December 31, 2014. Net cash provided by operating activities rose to $230.7 million in the first nine months of 2015 from $208.9 million in the same period of 2014, with free cash flow increasing 10% to $163.1 million from $148.7 million. Net cash used in investing activities was $17.1 million compared to $280.8 million in the same period of last year, which included purchases of short-term investments and payments for acquisitions in 2014. Net cash used in financing activities in the first nine months of 2015 was $262.2 million, primarily due to the repurchase of the 2024 convertible bond in early 2015, compared to cash provided by financing activities of $230.5 million in the year-ago period, which included proceeds from the issuance of the 2019 and 2021 convertible bonds.
Business review
An overview of adjusted net sales for the third quarter and first nine months of 2015 (growth rates in CER and sales contributions at actual rates), with the Enzymatics product portfolio acquisition (completed in December 2014) contributing to underlying performances in all customer classes:
Customer classes
Molecular Diagnostics (Q3 2015: -3% CER / 49% of sales) had a softer performance in the third quarter of 2015, delivering approximately 3% CER growth from the core portfolio while absorbing the ongoing expected decline in sales of U.S. HPV test products (-44% / 3% of sales). Instrument sales rose at a low-single-digit pace as strong revenue growth for the QIAsymphony and QIAcube automation systems was partially offset by weaker trends for other products and instrument services, while consumables and related revenues declined at a modest single-digit rate. The QuantiFERON-TB test, the modern gold standard for latent tuberculosis (TB) testing, maintained a 20% CER growth pace during the third quarter. The Personalized Healthcare portfolio posted higher sales on revenues from Pharma co-development agreements, but showed slower trends for companion diagnostic assays. Consumables sales related to the QIAsymphony automation platform advanced at a solid double-digit pace, while sales in other product areas of the portfolio faced a tough comparison to results in the year-ago quarter that included national tenders related to outbreaks. In the first nine months of 2015, Molecular Diagnostics sales rose 1% CER (+8% excluding U.S. HPV sales) and provided 49% of sales.
Applied Testing (Q3 2015: +6% CER / 9% of sales) delivered ongoing growth at a high-single-digit pace in consumables and related revenues, but faced a shift to lower instrument sales in the third quarter of 2015. All regions contributed to growth, which was led by business volume expansion in Human ID / forensics and veterinary diagnostics applications. In the first nine months of 2015, Applied Testing sales rose 7% CER and provided 9% of sales.
Pharma (Q3 2015: +6% CER / 20% of sales) maintained a solid year-on-year performance, advancing on similar single-digit gains in instrument sales and consumables and related revenues. The Americas and Europe / Middle East / Africa regions more than offset reduced contributions from Asia-Pacific / Japan. In the first nine months of 2015, Pharma sales rose 5% CER and provided 20% of sales.
Academia (Q3 2015: +6% CER / 22% of sales) benefited from solid single-digit sales growth in consumables and related revenues as well double-digit growth from instruments. Europe contributed double-digit sales growth, and the U.S. continued to see better customer funding sentiment, while results in Asia-Pacific / Japan were unchanged from the same period in 2014. In the first nine months of 2015, Academia sales rose 5% CER and provided 22% of sales.

Geographic regions
The Europe / Middle East / Africa region (Q3 2015: +6% CER / 32% of sales) led the geographic performance in the third quarter of 2015 on solid gains across the region, including Switzerland, Turkey and some Nordic countries. The Americas (Q3 2015: -1% CER / 48% of sales) was up 5% CER excluding U.S. HPV sales, led by the U.S. more than offsetting weaker results in Latin America. Asia-Pacific / Japan (Q3 2015: +1% CER / 18% of sales) was restrained by a significant double-digit CER sales decline in Japan and largely unchanged sales in China against the backdrop of robust growth in Korea and improving trends in Australia. The top seven emerging markets (Q3 2015: +3% CER / 14% of sales) achieved an 11% CER growth pace through the first nine months of 2015, but faced a slowdown during the third quarter of 2015 due to weaker trends in China, Mexico and Russia against gains in Turkey, India and South Korea.

Strategic transformation building momentum
QIAGEN is transforming its portfolio to build momentum and deliver more rapid, sustainable sales growth. These expansion efforts have more than offset the sharp decline of HPV test sales in the U.S. in recent years, with 2015 expected to be the final year of significant headwinds. A portfolio of growth drivers has been continually expanding at a double-digit CER sales pace in recent years, and also in the third quarter of 2015 while contributing about 32% of total sales compared to 29% a year earlier.
Among recent developments:
QIAsymphony extends its reach as content menu expands

•
Placements of the modular QIAsymphony platform, which offers customers Sample to Insight automation for medium-throughput molecular testing workflows, are on track for the 2015 goal of over 1,500 total cumulative placements, up from 1,250 at the end of 2014.

•
The first multiplex assay to run on the QIAsymphony platform, the RespiFast RG Panel, was launched in Europe with CE-IVD marking for detection and differentiation of 18 viruses and four bacteria that cause acute upper respiratory tract infections. QIAGEN also reached an agreement for Seegene Inc. to develop a pipeline of multiplex assay panels for QIAsymphony. The menu on QIAsymphony is considered the broadest in Europe and spans several disease areas.

Personalized Healthcare partnerships add to leadership

•
QIAGEN’s industry-leading portfolio of collaborations with pharmaceutical and biotech companies continued to grow at a record pace. Two new master collaboration agreements were signed in the third quarter of 2015, expanding the total to 12 publicly announced master collaboration agreements with pharmaceutical and biopharmaceutical companies. QIAGEN also signed collaborations for co-development of tests based on several cancer-related biomarkers including IDH1/2, FGFR, BRAF and PI3K and for a range of different detection technologies that currently involves PCR, ModaPlex, QuantiFERON and next-generation sequencing (NGS).

•	A U.S. regulatory submission was completed for the therascreen® EGFR RGQ PCR Kit as a companion diagnostic, this time to guide the use of Clovis Oncology’s targeted therapy rociletinib,

which was submitted for U.S. regulatory approval for the treatment of patients with non-small cell lung cancer (NSCLC) harboring a T790M mutation in the EGFR gene. This kit also received U.S. regulatory approval during the third quarter of 2015 to guide the use of AstraZeneca’s IRESSA® (gefitinib) in patients with advanced or metastatic NSCLC.
QuantiFERON-TB grows with global fight against tuberculosis

•
The QuantiFERON-TB Gold test for latent tuberculosis, the modern alternative to the century-old tuberculin skin test, has been delivering the fastest growth momentum in Europe and North America, and complemented by expansion activities in the Asia-Pacific / Japan region. Adoption of the fourth-generation QuantiFERON-TB Gold Plus test accelerated during the third quarter in Europe and other markets where the CE-IVD version has been introduced, while development and regulatory efforts for the U.S. submission are moving ahead as planned.

Bioinformatics grows amid explosion in NGS data generation

•
The QIAGEN Clinical Insight (QCI) portfolio has been expanded to include QCI Analyze for secondary analysis of genomic data after sequencing in addition to QCI Interpret for understanding and interpreting the results. This evidence-based clinical decision support solution platform can be used by clinical labs for the interpretation and reporting of complex genomic variants from any NGS data.

•
QIAGEN has launched a new hereditary disease solution for research labs to accelerate solve rates in diagnostic odyssey cases while freeing up time and resources by enabling researchers to directly focus on the right causal candidates. The offering includes QIAGEN’s Biomedical Genomics Workbench, Biomedical Genomics Server Solution, Ingenuity® Variant Analysis™ and HGMD® Human Gene Mutation Database.

Next-generation sequencing solutions aim to drive clinical adoption

•
QIAGEN is preparing to introduce the GeneReader NGS System in the fourth quarter of 2015 with the ambition of addressing existing needs of lab customers for a simpler, more cost-effective and efficient way to take advantage of NGS technology and improve outcomes.

Final year of material headwinds from U.S. HPV franchise

•
QIAGEN’s digene HC2 HPV Test maintains the leading U.S. market share in cervical cancer screening despite aggressive price competition that has reduced sales in recent years. Pressure on HPV test sales in the U.S. (9M 2015: -48%, approximately 4% of sales) has continued. QIAGEN expects U.S. HPV sales to create 3-4 percentage points of headwind on total full-year 2015 adjusted net sales growth and represent approximately 3% of total sales on a full-year basis.

Increasing returns in third $100 million share repurchase
QIAGEN is committed to disciplined capital allocation that includes targeted acquisitions and increasing returns to shareholders. The third $100 million share repurchase program has been underway since August 2014. As of October 27, 2015, approximately 3.0 million shares have been repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 19.33 per share for EUR 57 million (approximately $70 million). Repurchased shares are held in treasury to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans. Further information is available on the QIAGEN website (www.qiagen.com).
2015 outlook
QIAGEN reaffirms its previously communicated expectations to deliver higher CER adjusted net sales and adjusted earnings in 2015, as above-market growth from the current portfolio well exceeds the adverse impact of the final year of significant headwinds from reduced U.S. sales of HPV products. These expectations do not take into account any further acquisitions that could be completed in 2015.
For the full year, QIAGEN continues to expect adjusted net sales to rise approximately 4% CER in 2015, as growth of about 7-8% CER from the current portfolio (including contributions from the Enzymatics acquisition in late December 2014) exceeds the adverse impact of approximately 3-4 percentage points from lower U.S. HPV sales. Adjusted diluted earnings per share (EPS) are now expected to be approximately $1.16 CER (previously $1.16-1.18) compared to $1.00 in 2014. Based on exchange rates as of September 30, 2015, QIAGEN continues to expect the movements of the U.S. dollar, its reporting currency, against various currencies to have an adverse impact on full-year adjusted sales and EPS results.
For the fourth quarter of 2015, adjusted net sales are expected to rise approximately 5% CER, which includes about two percentage points of headwind from lower U.S. sales of HPV test products compared to the same period in 2014, and adjusted EPS of approximately $0.35 CER. Based on exchange rates as of September 30, 2015, QIAGEN expects currency movements to have an adverse impact for the fourth quarter of 2015 of approximately 5-6 percentage points on reported sales growth and approximately $0.02 per share on adjusted EPS.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures, to provide additional insight into its performance. These results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP (generally accepted accounting principles) financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities.
QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.
Conference call and webcast details
Information on QIAGEN’s performance will be presented during a conference call on Thursday, October 29, 2015, at 9:30 ET / 13:30 GMT / 14:30 CET. (Note time change for GMT and CET due to different end dates of Daylight Saving Time in Europe and the U.S.) The corresponding presentation slides will be available for download shortly before the event at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A live webcast will also be made available at this website, and a replay will also be made available after the event.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions to transform biological materials into valuable molecular insights. QIAGEN sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective molecular testing workflows. QIAGEN provides these workflows to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of September 30, 2015, QIAGEN employed approximately 4,500 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts:

Public Relations:
Dr. Thomas Theuringer
Director Public Relations
+49 2103 29 11826
+1 240 686 7425

Email: pr@qiagen.com
www.twitter.com/qiagen
https://www.facebook.com/QIAGEN
pr.qiagen.com

Investor Relations:
John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711
+1 240 686 2222

Email: ir@qiagen.com
ir.qiagen.com

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months ended
	September 30,
(In $ thousands, except share data)	2015	2014
Net sales	314,561	336,457
Cost of sales	109,915	113,283
Gross profit	204,646	223,174
Operating expenses:
Research and development	35,568	41,461
Sales and marketing	88,759	92,087
General and administrative, integration and other	24,562	30,054
Acquisition-related intangible amortization	9,586	9,318
Total operating expenses	158,475	172,920
Income from operations	46,171	50,254
Other income (expense):
Interest income	1,283	936
Interest expense	(9,206)	(10,838)
Other expense, net	(684)	(2,878)
Total other expense, net	(8,607)	(12,780)
Income before income taxes	37,564	37,474
Income taxes	3,550	2,660
Net income	34,014	34,814
Net income attributable to noncontrolling interest	84	125
Net income attributable to the owners of QIAGEN N.V.	33,930	34,689

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.14	$0.14
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.27	$0.27

Diluted shares used in computing diluted net income per common share (in thousands)	237,105	241,427

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Nine months ended
	September 30,
(In $ thousands, except per share data)	2015	2014
Net sales	932,446	984,367
Cost of sales	329,388	335,206
Gross profit	603,058	649,161
Operating expenses:
Research and development	107,471	119,706
Sales and marketing	267,200	276,277
General and administrative, integration and other	78,210	84,949
Acquisition-related intangible amortization	28,888	27,980
Total operating expenses	481,769	508,912
Income from operations	121,289	140,249
Other income (expense):
Interest income	3,028	2,777
Interest expense	(27,746)	(29,365)
Other expense, net	(10,585)	(9,163)
Total other expense, net	(35,303)	(35,751)
Income before income taxes	85,986	104,498
Income taxes	7,502	13,345
Net income	78,484	91,153
Net (loss) income attributable to noncontrolling interest	(46)	362
Net income attributable to the owners of QIAGEN N.V.	78,530	90,791

Diluted net income per common share attributable to the owners of QIAGEN N.V.	$0.33	$0.38
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.74	$0.75

Diluted shares used in computing diluted net income per common share	237,172	241,673

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended September 30, 2015
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Net income	Diluted EPS
Reported results	314.6	204.6	46.2	37.6	(3.6)	33.9	$0.14
Adjustments:
Business integration and acquisition-related items	—	(2.1)	2.7	2.7	(0.6)	2.1	0.01
Purchased intangibles amortization	—	19.8	29.4	29.4	(7.7)	21.8	0.09
Non-cash interest expense charges	—	—	—	4.8	—	4.8	0.02
Other special income and expense items	—	—	—	0.6	—	0.6	0.01
Total adjustments	—	17.7	32.1	37.5	(8.3)	29.3	0.13
Adjusted results	314.6	222.3	78.3	75.1	(11.9)	63.2	$0.27

* Using 237.1 M diluted shares

Three months ended September 30, 2014
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Net income	Diluted EPS
Reported results	336.5	223.2	50.3	37.5	(2.7)	34.7	$0.14
Adjustments:
Business integration and acquisition-related items	0.3	0.4	4.8	4.9	(1.9)	3.0	0.01
Purchased intangibles amortization	—	20.4	29.7	29.7	(9.9)	19.8	0.08
Non-cash interest expense charges	—	—	—	4.8	—	4.8	0.02
Other special income and expense items	—	—	—	5.3	(1.6)	3.7	0.02
Total adjustments	0.3	20.8	34.5	44.7	(13.4)	31.3	0.13
Adjusted results	336.8	244.0	84.8	82.2	(16.1)	66.0	$0.27

* Using 241.4 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Nine months ended September 30, 2015
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Net income	Diluted EPS
Reported results	932.4	603.1	121.3	86.0	(7.5)	78.5	$0.33
Adjustments:
Business integration and acquisition-related items	0.3	(1.6)	9.2	9.2	(2.9)	6.3	0.03
Purchased intangibles amortization	—	64.6	93.5	93.5	(27.8)	65.7	0.28
Non-cash interest expense charges	—	—	—	14.3	—	14.3	0.06
Other special income and expense items	—	—	0.6	11.0	(0.2)	10.8	0.04
Total adjustments	0.3	63.0	103.3	128.0	(30.9)	97.1	0.41
Adjusted results	932.7	666.1	224.6	214.0	(38.4)	175.6	$0.74

* Using 237.2 M diluted shares

Nine months ended September 30, 2014
(in $ millions, except EPS data)

	Net sales	Gross profit	Operating income	Pre-tax income	Income tax	Net income	Diluted EPS
Reported results	984.4	649.2	140.3	104.5	(13.3)	90.8	$0.38
Adjustments:
Business integration and acquisition-related items	1.0	0.1	11.1	11.3	(4.1)	7.2	0.03
Purchased intangible amortization	—	61.4	89.4	89.4	(29.8)	59.6	0.25
Non-cash interest expense charges	—	—	—	10.0	—	10.0	0.04
Other special income and expense items	—	—	—	14.6	(1.6)	13.0	0.05
Total adjustments	1.0	61.5	100.5	125.3	(35.5)	89.8	0.37
Adjusted results	985.4	710.7	240.8	229.8	(48.8)	180.6	$0.75

* Using 241.7 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2015	December 31, 2014
(In $ thousands, except par value)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	330,951	392,667
Restricted cash	2,582	—
Short-term investments	98,578	184,036
Accounts receivable, net	244,554	265,231
Income taxes receivable	55,339	29,312
Inventories, net	134,074	132,276
Prepaid expenses and other current assets	79,054	113,771
Deferred income taxes	31,554	31,457
Total current assets	976,686	1,148,750
Long-term assets:
Property, plant and equipment, net	441,907	428,093
Goodwill	1,846,471	1,887,963
Intangible assets, net	635,357	726,914
Deferred income taxes	7,032	4,298
Other long-term assets	251,978	258,354
Total long-term assets	3,182,745	3,305,622
Total assets	4,159,431	4,454,372
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	490	131,119
Accounts payable	41,938	46,124
Accrued and other current liabilities	198,909	224,203
Income taxes payable	32,841	28,935
Deferred income taxes	3,154	1,245
Total current liabilities	277,332	431,626
Long-term liabilities:
Long-term debt, net of current portion	1,058,416	1,040,960
Deferred income taxes	104,308	117,264
Other long-term liabilities	199,096	206,523
Total long-term liabilities	1,361,820	1,364,747
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares Issued - 239,707 shares in 2015 and in 2014	2,812	2,812
Additional paid-in capital	1,735,361	1,823,171
Retained earnings	1,181,136	1,125,686
Accumulated other comprehensive loss	(245,518)	(134,735)
Less treasury shares at cost - 6,880 and 7,684 shares in 2015 and in 2014, respectively	(155,810)	(167,190)
Total equity attributable to the owners of QIAGEN N.V.	2,517,981	2,649,744
Noncontrolling interest	2,298	8,255
Total equity	2,520,279	2,657,999
Total liabilities and equity	4,159,431	4,454,372

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Nine months ended
	September 30,
in $ thousands	2015	2014
Cash flows from operating activities:
Net income	78,484	91,153
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	139,666	149,683
Non-cash impairments	2,189	6,000
Share-based compensation expense	22,575	29,603
Excess tax benefits from share-based compensation	(2,513)	(2,966)
Deferred income taxes	(7,899)	(16,991)
Loss on early redemption of debt	7,564	4,560
Other items, net including fair value changes in derivatives	65,827	15,760
Net changes in operating assets and liabilities:
Accounts receivable	5,221	(7,081)
Inventories	(24,992)	(26,904)
Prepaid expenses and other	(7,557)	(1,196)
Other long-term assets	4,225	(4,187)
Accounts payable	(3,411)	(7,922)
Accrued and other liabilities	(20,440)	(38,680)
Income taxes	(19,301)	15,853
Other long-term liabilities	(8,903)	2,263
Net cash provided by operating activities	230,735	208,948
Cash flows from investing activities:
Purchases of property, plant and equipment	(67,683)	(60,270)
Proceeds from sale of equipment	103	25
Purchases of intangible assets	(14,432)	(7,192)
Purchases of investments	(5,596)	(9,272)
Cash paid for acquisitions, net of cash acquired	(7,097)	(41,715)
Purchases of short-term investments	(190,508)	(296,154)
Proceeds from sales of short-term investments	274,125	129,790
Other investing activities	(6,055)	4,008
Net cash used in investing activities	(17,143)	(280,780)
Cash flows from financing activities:
Net proceeds from issuance of cash convertible notes and cash paid for issuance costs	(86)	717,554
Purchase of call option related to cash convertible notes	—	(105,170)
Proceeds from issuance of warrants	—	68,900
Repayment of long-term debt	(251,398)	(387,050)
Principal payments on capital leases	(809)	(3,426)
Proceeds from subscription receivables	97	536
Excess tax benefits from share-based compensation	2,513	2,966
Proceeds from issuance of common shares	9,117	10,118
Purchase of treasury shares	(20,818)	(91,912)
Other financing activities	(836)	18,020
Net cash (used in) provided by financing activities	(262,220)	230,536
Effect of exchange rate changes on cash and cash equivalents	(13,088)	(4,797)
Net (decrease) increase in cash and cash equivalents	(61,716)	153,907
Cash and cash equivalents, beginning of period	392,667	330,303
Cash and cash equivalents, end of period	330,951	484,210

Reconciliation of Free Cash Flow[1]
Net cash provided by operating activities	230,735	208,948
Purchases of property, plant and equipment	(67,683)	(60,270)
Free Cash Flow	163,052	148,678
1 Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by the Company's investments in fixed assets. Management believes this is a common financial measure useful to further evaluate the results of operations.